Exhibit 99.1

Valens Semiconductor, RGo Robotics, and CHERRY Embedded Solutions Partner to Design Optimized AI Robotic Systems

HOD HASHARON, Israel and CAMBRIDGE, Mass, March 11, 2025 – Valens Semiconductor (NYSE: VLN), RGo Robotics, and CHERRY Embedded Solutions, today announced a partnership to enhance the design and deployment of AI robotic systems. This collaboration integrates RGo’s advanced Perception Engine, Valens’ VA7000 MIPI A-PHY connectivity chipsets, and CHERRY’s Rockchip-based hardware module, delivering unprecedented design flexibility, cost-efficiency, and performance for mobile machines manufacturers, without compromising on performance.

Advanced robotic and intelligent mobile systems rely on AI algorithms, operating primarily on video data from cameras. Short-range connectivity constraints of camera interfaces have often forced developers to place processing units adjacent to cameras, increasing system cost and complexity. Valens’ MIPI A-PHY solution, offers the robotics industry reliable high-bandwidth extension.

MIPI A-PHY is the first SerDes standard for sensor connectivity of the widely used CSI-2 interface, ensuring the reliable extension of high bandwidth video to a centralized processing unit over extended distances. As a standard designed for automotive environments, MIPI A-PHY offers exceptional signal integrity for highly demanding electromagnetic conditions. As such, the technology is well suited for machine vision applications including autonomous mobile robots (AMRs), edge perception for human driven machines, automated guided vehicles (AGVs), and service robots.

“Our Robotics Perception Engine demands high-quality video data, and that’s exactly what Valens’ connectivity solution provides while allowing us to distance the processing unit from the sensors,” said Amir Bousani, Co-Founder & CEO at RGo Robotics. “This will lead to more sensor fusion with optimized designs, while significantly reducing system costs and complexity.”

“Our collaboration with RGo Robotics underscores the critical role of MIPI A-PHY technology in delivering high-performance connectivity for AI-driven perception systems,” said Gili Friedman, Head of the Cross-Industry Business Unit at Valens Semiconductor. “With our VA7000 MIPI A-PHY chipsets, we’re allowing robotics developers to optimize camera placement in their systems, paving the way for smarter, more efficient automation. This automotive-grade standard is the foundation for innovation, across industries.”

“The addition of Valens VA7000 MIPI A-PHY connectivity into our portfolio opens new opportunities for our platform,” said Dr. Manfred Mueller, Head of Business Development at CHERRY Embedded Solutions. “Valens and A-PHY solve a pain point for the machine vision industry. With this standard, our customers will be able to simplify their multi-camera system architecture.”

The joint demonstration by will be on display at Embedded World 2025 in Nuremberg, Germany, from March 11-13 at Hall 2, Booth #454.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About RGo Robotics

RGo Robotics is revolutionizing the AI robotics and automation industry with its robust and reliable groundbreaking edge perception software platform enabling mobile machines to perceive, understand and interact with the world around them. Our platform delivers real-time localization and 3D semantic information, enabling autonomous navigation, digital presence of all moving machines, Intelligent site maps and provision of spatial information to a range of AI applications to improve productivity, efficiency and safety.

Deployed with leading industrial companies and gaining significant traction in the market, RGo’s solution stands out for its ability to provide high performance, ready to scale edge perception solution that can be easily deployed and integrated with multiple applications.

RGo Robotics has offices in Cambridge, Massachusetts, and Caesarea, Israel, and is backed by a diversified set of leading investors and strategic partners.

https://www.rgorobotics.ai/

About Cherry Embedded Solutions

Based in Vienna, Austria, CHERRY Embedded Solutions (formerly Theobroma Systems) develops and manufactures reliable and robust System-on-Modules (SoM), Single-Board Computers (SBC) and Full-Custom Design devices (FCD) for a global customer base. CHERRY Embedded Solutions’ high-quality embedded systems are the basis of smart devices in the global Internet of Things (IoT). Development kits for evaluation purposes and technical services along the product’s entire life cycle round off the offering.

CHERRY Embedded Solutions’ modules combine application-specific performance and cost efficiency. They are used in a wide range of professional and industrial applications, from autonomous mobile robots, digital healthcare, smart retail, and digital signage all the way to video surveillance. As a trusted brand, CHERRY Embedded Solutions designs its products with inherent security in mind. The company designs and manufactures products certified according to the Common Criteria for Information Technology Security Evaluation (ISO/IEC 15408), for example high-security devices for the German healthcare telematics infrastructure. CHERRY Embedded Solutions has been part of CHERRY since 2020.

To learn more about CHERRY Embedded Solutions, please visit embedded.cherry.de

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; global political and economic uncertainty, including with respect to China-Taiwan relations; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com